Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

Our ratio of earnings to fixed charges is as follows:

	Three months
	ended
	March 31, 2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before provision for income taxes and noncontrolling interest	$16,886	$43,124	$(45,321)	$(440,859)	$330,942
Interest expense and other	12,425	57,894	62,919	5,748	(372)
Portion of rents representative of the interest factor(1)	2,567	13,480	35,516	38,850	20,239
	$31,878	$114,498	$53,114	$(396,261)	$350,809
Fixed charges:
Interest expense, including amount capitalized	$18,052	$73,603	$85,361	$8,886	$8,568
Portion of rents representative of the interest factor(1)	2,567	13,480	35,516	38,850	20,239
	$20,619	$87,083	$120,877	$47,736	$28,807
Ratio of earnings to fixed charges(2)	1.55x	1.31x	—	—	12.18x

(1)	33% of rental expense
(2)	For the years ended December 31, 2014 and 2013, earnings were deficient to cover fixed charges by $67,763 and $443,997 respectively, primarily as a result of operating losses.